LIFOGRAPH
2019 Report

Dear investors,

We could not be more proud of what we have achieved at Lifograph in 2019!

We started the year with 500k profiles of people and companies. By year-end we already had 7.2M+ profiles!

In addition, several million data points are already in queue to be added to Lifograph this year!

We are closer to launching our paid membership features and expect to release them in the next few months. These features will allow people to network online and find each other faster.

The world is currently struggling with the pandemic quarantine, so more and more people are turning to online tools to do business and connect with each other.

We are well positioned to take advantage of this trend and help people from all over the world to meet and communicate online.

We are already seeing organizers of big events and leaders of membership associations who are reaching out to us for partnerships.

This is our chance to become one of the best tools for online networking. With your help we will succeed!

Please become our Lifograph ambassadors and promote our website - https://www.lifograph.com - and also encourage your networks to invest in our crowdfunding campaign - https://wefunder.com/lifograph. Help us reach our crowdfunding goal so we can fulfill our mission of becoming the largest wiki of people in the world!

TOGETHER WE WIL WIN!! It's all about the people!!

With love,

Dea & the Lifograph Team

We need your help!

We love our family of investors and we know you will do anything to help us. Here are three ways in which you can help:

1. We want you to become Lifograph members at https://www.lifograph.com and help spread the word about our online networking platform. Becoming a member is the best way to experience our platform and keep informed about the new features we introduce. We also would welcome your feedback and ideas for how to improve our platform.

2. We want you to register for our online Lifograph events at https://www.lifograph.com/events and promote these events to your networks. These events are wonderful opportunities to meet people from all over the world and do business together.

3. We also want you to help us raise more money on Wefunder so we can continue our mission of becoming the biggest wiki of people and companies in the world. Please spread the word by posting this link on your social media and share it by email with your friends and family: https://wefunder.com/lifograph

Sincerely,

Dea Wilson

CEO and Founder

Our Mission

Our goal in the next 5 years is to reach $40 million in annual revenue, curate more than 30 million profiles, increase the number of connections to more than 50 millions, while having built out our data services, premium features, and recruiting & advertising solutions. Also, in 5 years we will consider an acquisition or going public.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We added millions of profiles and data points to our Lifograph platform and launched the messaging feature for our members
- We raised over $215,000 from 450 people via equity crowdfunding
- We recruited a great team of developers and marketers, as well as new advisors, including the General Manager of Microsoft

The Bad

- We registered a loss because of the increase in hiring developers and marketing and advertising expenses
- We hoped to raise more than $200K last year. Even though we were happy with the amount raised, we could have done better
- We wanted to build out enough features to introduce the paid premium model but we could not hire enough people to move faster

2019 At a Glance

January 1 to December 31

$35,142 [33%]
Revenue

-$124,863
Net Loss

$5,364 [69%]
Short Term Debt

$240,023
Raised in 2017

$31,227
Cash on Hand
As of 03/31/20

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Lifograph hopes to build the world's largest wiki of people and relationship map in order to quickly match people and companies with each other, based on their needs, skills, and real-life relationships. Our online networking platform aggregates public data, news and user-generated content in order to help people and companies find customers, investors, employees, partners, service providers, etc. Users connect on our Lifograph platform by building networks around their needs and skills.

Our goal in the next 5 years is to reach $40 million in annual revenue, curate more than 30 million profiles, increase the number of connections to more than 50 millions, while having built out our data services, premium features, and recruiting & advertising solutions. Also, in 5 years we will consider an acquisition or going public.

Milestones

LIFOGRAPH, INC. was incorporated in the State of Delaware in November 2012.

Since then, we have:

- From 500,000 profiles to 7,280,000 profiles in 2019
- From 1,200,000 connections to 4,700,000+ connections in 2019
- Raised ~$500K in funding so far
- Featured in Forbes, Entrepreneur, Inc., Investor Business Daily, Profit.ro, Startups.co, The Next Web, Social Geek, etc.
- Advisors include the General Manager of Microsoft and two entrepreneurs with multi million-dollar exits
- Founder is a Wharton MBA and Silicon Valley influencer, interviewed numerous times in the media, public speaker at conferences and panels
- Team members include data scientist with PhD in Computer Science, CTO with Master in Computer Science and thesis in deep learning

Historical Results of Operations

- Revenues & Gross Margin. For the period ended

December 31, 2019, the Company had revenues of $35,142 compared to the year ended December 31, 2018, when the Company had revenues of $52,525. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.

- Assets. As of December 31, 2019, the Company had total assets of $84,956, including $84,956 in cash. As of December 31, 2017, the Company had $4,674 in total assets, including $4,674 in cash.

- Net Loss. The Company has had net losses of $124,863 and net losses of $11,339 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- Liabilities. The Company's liabilities totaled $64,385 for the fiscal year ended December 31, 2019 and $51,013 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $79,000 in debt, $60,950 in equity, $100,000 in convertibles, and $50,000 in SAFEs, plus $215,023 in crowdfunding SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LIFOGRAPH, INC. cash in hand is $31,227, as of March 2020. Over the last three months, revenues have averaged $1,000/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $18,000/month, for an average burn rate of $17,000 per month. Our intent is to be profitable in 12 months.

In 2019 we have put a lot of emphasis on building up the platform and importing millions of data points in order to prepare for monetization. This came at a cost, and we ended the year at a loss. In addition, we have increased spending on marketing and advertising in order to generate awareness about our platform and market our crowdfunding campaign. Recently, the COVID-19 has taken a toll on our ability to generate income through events. The shelter in place and social distancing makes it difficult to do events in person. However, we have already transitioned to online events. Although the price per ticker is lower for online events, we hope that by reaching a larger audience we will be able to generate more revenue.

In the first quarter of 2020 we have cut down on marketing and advertising costs in order to preserve cash. However, the uncertainty of the current COVID-19 economic situation makes it difficult to anticipate the impact of the recession in the next 3-6 months. We halted the hiring process, which will preserve cash, but will also affect our ability to grow faster and introduce monetizable features. We plan to continue to host online events while we are building our monthly subscription model, which is at least 6-12 months away from providing enough cash to sustain operations. Because of the recent stock market crash and volatility we have noticed a significant decrease in the amount of investments raised via our crowdfunding campaign through Wefunder. Failure to raise at least our minimum amount of $50K will significantly affect our ability to operate. We will apply to several accelerators and try to rally up our network of investors in order to reach our funding goal before the end of the campaign.

Net Margin: -355% Gross Margin: 100% Return on Assets: -147% Earnings per Share: -$11,351.18

Revenue per Employee: $11,714 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 76%

Lifograph_2019_Profit_and_Loss_WF_03-30-2020.pdf

2019_Lifograph_Statement_of_Cash_Flows_WF_03-30-2020.pdf

2019_Lifograph_Shareholder_Equity_WF_03-30-2020.pdf

2019_Lifograph_Balance_Sheet_03-30-2020.pdf

We ❤ Our 607 Investors

Thank You For Believing In Us

Santos Boch Oscal
Faisal Suleiman
Sharath Ramesh
Sheila Henriques
Ivan Mok
Ronnie Norton
Patrick Ehret
Alan Aspera
David Brown
Cesar Sierra
John R Hume
Howard Rapp
Amos Brown
Anand Salodkar
Darrell Wild
Bin Hu
Izzat Qazi
Abe I BAKER
Jeremy Davies
Alfredo Diaz Del Valle
Eva Reder
Jennifer Barbour
Mariya Milovidova
Cassin Donn Duncan
James George
Avril Cami
Nemanja Despic
Dorin Fleseriu
Jimmy Lee Perry
William Blake Bolling
Robert Dorchak Jr
Mondell G. Crosby
Hira Vishwakarma
James E Warren
Michael Bushilla
Lucian Rotar
Jay Bakhru
Siddhartha Sinha
Paul De Halle
Colleen Elizabeth Crangle
Ulvi Rashid
Deviprasad Mulluru
Dani Habtom
Moin Ahmed
Matthew S LaValle
Angelo L Gonzalez
David Troxell
Kofi Opoku-Akoto
Gabriel Garcia
Troy DaCosta
Jon Carr
Ali Hasan
Bhaskar Venkatraman
Cameron Arthur Blagg
Manoj Mittal
Vishnu Sannidi
Hector Perez
Nadine Phillips
Patrick Brown
Moin Ahmed
James Ford
Gabriel Istoc
Manuel SANTOS
Jesus GUTIERREZ
Steve Bussell
Michael Folkman
Joe Urbina
Shinoj Maxwell
Mykhaylo Lazor
Sam Thomas
Gary Gilkison
Jesse M Micander
May Atkinson
William A AVANCENA
Francois Le
Prabu Manickam
Henrry Bautista

Mohan Ananthakrishnan
Carlo Zampogna
Frank Palazzolo
John Rampton
Jason Fink
Benoit Herve
Louis Papp
Errol George
Lyle Notice
Jamail Bogany
Nathan A.Harlan
Richard Doan
Ivan Mok
Randy Steyer
Bharat Raj Agrawal
Laura Stearn Wieters
Lamy Saint-fleur
Lamy Saint-fleur
Robert Boudreaux
Mercy Egbuchulam
Bryan Dennstedt
Trevor Ghylin
Corina Nikoloff
Babita Bimali
Paige Gesualdo
Antonio C ALVES
Roy Fajutrao
Thomas Kandris
Ted Huynh
Bryan Reed
Gregory EWERT
Randall Besse
William Brown
Michael Amador
Bob McMahon
Jennifer Gentile
Susan Emerick
Amit Gupta
Efrat Kasznik
Raymond L. Ward
Ada Joe
Joseph Hartley
Alex Rylah
Samuel J Finnessey Jr
Joelle Speed
Anthony Honeywell
Ken Morris
Waiel Ali
Karen M MCHALE
Tim Cronin
Davender Bhardwaj
Andy Kocharian
Pavak Shah
Enithe Lundy Abraham
Jayr Soriano
Louis C Drummond Jr
Sisir Chowdhury
Michael Fordyce
Sheila Anne Stein
Erick Jacob RAMIREZ
Marquis T. Woods
Jeziel Nova
R. Thorne
Lynn Sebert
Andres Lopez
Helena Scott
Adam Engelstad
Joseph Oseghale
Michaux Katia
Brandon Shakman
Annemarie Hoarau
Ryan Hafich
Raja Mallepeddi
R. Thorne
Joseph Oseghale
Pamela Hagono
Michael Folkman

Shumyla Jan
Michael Clouser
Georgios Papadimitriou
Mark A Miller SR
Shshank Karn
Clinton Noel Foster, SR
Konstantinos Spaliaras
Sharath Ramesh
Sean Stobart
Vijaya Kumar POTTI
Vasu Sistla
Landon Girod
Dave Mendlen
Dhanushka Giragama
Timothy Pratt
Laurie Clemens
Maria Georgescu
Robert Reynolds
Dre Rich
David Patterson
Craig Sorvillo
Lidia Amariei
John Kojiro Moriwaka Ac...
Marius Bostan
Laurence R Vickery
Charles Morris
Morgan White
Nikki WILLIAMS
Mondell G. Crosby
Nel Patel
Kenneth Strong
Maulin Patel
Steven Carroll
Harish Damodhardas Asar
Richard Antwi
Nicole Scimone
Roy R Runnings
Parmis Pourarian
Cotea Andrei Valentin
Jon B Mullan
Yuliang Liu
Brenda Miller
John Brooks
Mindy Mohlenbrok
Belinda Aramide
Michael Charles Jones
Vena Dorn
Brian Mayes
Maricela Higgins
Rosario Hubbell
Laura R Gardea
Paul Russo
Julie Sherman
Franklin Campos
Christopher Felton
Thomas Jones
Eric Wells
John Arackaparambil
Phoenix Le
Kirsten Trusko
Jean Pierre Placide
Lana L. Peet
Bert Socolove
David McDonald
Paul Russo
Seyyed H Anvaripour
Jean Fuller
Daniel Saraolu
Phillipa Ashby
Carl Swanson
Sam McAfee
Thierry Menjene
Vena Dorn
Bert Socolove
Richard Tsuei
Mark Kent
Gabriel Garcia

Aaron B. Elyachar
Stephen S Taylor
Sharmi Albrechtsen
Daniel Crayton
Celio Vasquez
Michael Marx
Chris R Martin
Ted Ooyevaar
Jamail Bogany
Dea Wilson
Suze Moss
Belinda Agosto
Roger Royse
Cristina Varner
Robert Robichaud
Vikas Vikas
Dennis Bergeron
Onaje Mcclean
Jervaughn Topp
Rio Valdes
David Amadi Dufresne
Olga Buchonina
Randy Rossiter
Mark Royer
Farid De Alba
Neo Wright
Cara Carrasco
James E Warren
Albert Jacque Ambrose ...
Fitzroy Augustus
Haim BENSIMON
Robert Bringard
Harish Damodhardas Asar
Ted Huynh
Dvir Gefen
Jackilyn Rainwater
Linda L. Lester
Tatyana Kjellberg
Shawn Westerman
Lorenzo Puleo
Ken Cuaderno
Ryan Donald
Carl Zhou
William Bogle
Jason Linhares
Britt Randall
Sitaramaraju Siruvuri
Dorinda D Mununura
Bryan Oliver
Billy Brown
Ramsey Veitch
Carson Cox
Ubong Akpan
Katherine Tra Vu
Daniel Nwosu
Reginald Young
Emmanuel Antoine
Janmit Singh
Carmenletia Anderson
Isha Taneja
Ian Howard
Joseph Proctor
Leo Bagdasarian
Chevon Mason
Ernest Iseminger
John Brooks
Ravishankar Gundlapalli
Nicole Ford
Luke Mersberger
Daryl Brown
Kevin Flanders
Mircea Goia
Jesse M Micander
Galina Gnatyk
Enithe Lundy Abraham
David Troxell
Robert Orval Seeber

Kim Cappelen Barnard
Philip Daay
Justin Murray
Willis Lin
Eric Barnett
Patrick O'Brien Boling
Alex Muir
Keith Davis
Vincenzo Guglielmi
Pramod Rustagi
Alan Aspera
David Alan Foster
Murray Newlands
Phil Shpilberg
Sunil Krishnan
Maynard Craig Wellman
Michael Uenking
Baron Huntington
Josue Flores
Yucel Tepekoy
Charles Jones
Harshal Shah
Andrew Sauter
Mircea Vadan
Charles Mattson
Michele Chen
Cosmin Pitigoi
Brian Murphy
Jo Ann Zahra
Bianca Fernandez
Alex Lebon
Croix Thompson
Lisa Anglin
Derek Nicholls
David Cruz
Dave Sanders
Steven M. Colby
Jeannie Rivera
William Schworer
Lynn Francis
Britt Randall
Jonathan Kirkland
Nai Thao
Deana Snyder
Hamilton Magtibay
Steven Skains
Jade Hayden
Ethan Wilson
Eduard Abramov
Douglas Makepeace
Joe Neuman
Patrick Desond
Peter Gebauer
Ossie Sharon
Robert Hanyon
Mark Zehrung
Maria Francelino
Ryan Cordell
Kim A Bollens
Kim Ingino
Lachezar Tolev
Jonas Virsilas
Fakheruddin M Mustafa
Jennifer Torell
Du Wayne Griepentrog
Julie Smith
Lawrence J. Udell
Judah Greenberg
Shubhankar Basu
Fridoon Nayebi
German Ruiz
Patrick Bredar
Tim Anh Le
Pacifique N.
Bernadette Fontignie
Vishal Jadhav
Carey Goodley

Ted Ooyevaar
Jevin Tan
Thomas Smith
Walter Fyler
Francis Erdman
David Wolfe
Chase Fonteno
Vijaya Kumar POTTI
John Machacek
Omar Wilson
Jack Powers
Rohith Alimeti
Paul Washington
Rolando Martinez
Danny Hinkle
Kennedy Thibou
Ronald Green
Mitchell Miner
David Ballard
Tofig Hasanov
Dan Paiuc
Bryan Garcia
Segen Gedam
Jerry White
Allieu Massaquoi
Andriy Senyk
Andrei Cristian Paraschiv
Jean Simmons
Okwudili C Amaechi
James E Warren
Anthony Dubose
Youssef Darouanou
Ted Huynh
David Cruz
Muhammad Y Khan
Sweta Khandelwal
Sherri Burke
Eric Roul
Marylyn Fortson
Dhwani Soni
Darryl Azouz
Ken Dyer
Rohit Soni
Mindy Mohlenbrok
Nicolas Murat
Raja Mallepeddi
Pamela Hagono
David Ross
Martina Lin
John Catricala
Herminia Cardadeiro
Anthony A Cook
Chris Smith
Larry Waldinger
Patrick Enweronye
Minoo Mehta
Amado Laurel
Stacey Canaday
Michael Moreau
Luke Kampen
Larry Stevens
Yolanda Levels
Rachelle Slotnick
Gabriel Sirbu
Cathy Sullivan
Gaurav Saraf
Omarulkhattab Alkhateeb
Stacey Harris
Tim Anh Le
Pauline Ntokotha
Lisa Pulliam
Matthew S LaValle
Andres Lopez
Hamilton Magtibay
Diamond Hunter
Tan Quan Nguyen
Christopher Robert Allor

William Blacoe
Chris Price
Caryn Colgan
Miriam Jackson
Kurt Grela
Jayaprakasan Cherulil
Jeremiah B
Laurent De Senneville
Isaiah McPeak
Bryian Tan
Rajkumar NATARAJAN
Danielle Center
Robert Barrimond
Alan Macfarlane
Darren Marble
Arnie Boich
Pat Dera Snyder Vavra
Soufou Saechao
Maynard Craig Wellman
Arnie Boich
Patresha Pearson
Vlad Sarca
Joao Henriques
Olivier Lemoine
Crim Lyfe Messor
Seymour Farquharson
Nicolae Ratiu
Derek Nicholls
Denis Kalenja
Valerie Fotso
Robert Williams
Joseph Magdaleno
William Brown
Ivonne Perera
Nikki WILLIAMS
Mark Haney
Hector Martinez
Christian Shelton
Davender Bhardwaj
B Miller
Zach Azouz
Mandana Sheybani
Dawn Beckley
Amy Perkins
James L. Wolfrey
Mark Kent
Jason Thiesen
Rhizza Adams
Tswvpuam P Yang
Jerome Merrill
Anthony Keith
Anthony Greene
Frank Perri
Michael DeLaMater
Scott Begovich
Eric Nelson
Ejiroghene EFEVBERHA
Pacifique N.
Chantelle Streete
Alan Walworth
John Calvert
Anna Doss
Jim P. Wuthnow
Sreenatha R Palnati
Shawn S Day
Binxuan Chen
Jami Phillips
Manish Patel
Dixie Divine
Timothy L Dermody
Michael Morris
Harsh Vardhan Singh
Ernest Iseminger
Ubong Akpan
Emmanuel Kamberov
Tamara Bombardo
Lila Ravve

Curtis MCClure
James Wolfe
Camille Thomas
I Adamson
Eric Mabo
Taylor Jason Presley
King Yao
Reetu Sharma
Mohammad S Haider
Gregory B. Forbes
K Mak
Evan Fogelman
Kothandaraman Rangana...
Kevin Moore
Vanessa Vu
Annie Embree
Michael Ligouri
Kevin Luongo
Roy R Runnings
Temple Tse
Gang Yu
Jay Schneider
John Barrett
Princess Yvette
Melissa Frydlo
Adeyemi Alabi
Robert Taylor
Sriram Garimella
Rogelio Toledo
Velocity Solar Power, Inc....
Raymond Hooks III
Chukwuka Nnaebue
Michael Shannon
Ferdinand Ngangue
William Vizcarra
Joyce ELLIS
Tracy Zhang
Robert Kaplan
Dina Sadek
Cristian Borta
Rachelle Sassine
Dan TRAN
Danny Henry
Dr. Brenda Thompson-El
Thomas Addison IV
Derrick Reid Jr
Dennis Wayne Carter
Tara Bradley
Andre Collins
Stacey Canaday
Kenneth Mcallister
Jerry Okundaye
Chevon Mason
Ali Charemwandy
Maggie C. Rue
Prashant Katyal
Gabriel Sirbu
Merav Tal
Richard Lance Hilton
Stanislav Zakharkin
Anthony Penwright
Michael Kelly
Crystal Morris
Thomas L TRAGESSER
Selikem Klutse
Ethan Wilson
Kyle Lowy
Iulian Puiu

Thank You!

From the Lifograph Team



Dea Wilson
CEO and Founder



Dr. Stylianos Kampakis
Data Scientist

Ph.D in Computer Science, Master in Advanced Computational Systems, Member of Royal Statistical Society, Research Fellow at UCL Centre for Blockchain Technologies. Expert in deep learning, natural language processing, recommender systems, statistics



Daniel Miranda
CTO

Seven years of experience building web and mobile applications. Bachelor's degree in Computer Science and Master's degree in Computer Information Systems with thesis in Deep Learning. Expert in graph databases, modern frontend & backend technologies



Andrei Cristian Paraschiv
Designer

More than 15 years of design experience, working on projects for companies such as Maxim, Men's Health, InStyle, MGM, Paramount, Fox, Nivea, Dior, Angst, Honda, etc.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
ANDREEA WILSON	Entrepreneur @ Lifograph	2012

Officers

OFFICER	TITLE	JOINED
ANDREEA WILSON	President CEO	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
ANDREEA WILSON	10,714,286 Common Stock	92.2%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
08/2013	$100,000		Section 4(a)(2)
12/2016	$25,000	Safe	Section 4(a)(2)
08/2017	$25,000	Safe	Section 4(a)(2)
05/2013	$50,000	Common Stock	Section 4(a)(2)
06/2013	$10,000	Common Stock	Section 4(a)(2)
11/2012	$950	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
08/08/2013	$100,000	6.0%		None	04/30/2017

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Andreea Wilson	12/31/2014	$6,000	$6,360	6.0%	12/31/2015	
Andreea Wilson	01/01/2015	$10,000	$10,750	1.5%	01/01/2021	Yes
William Schworer	05/08/2017	$5,000	$0	10.0%	05/08/2018	
Andreea Wilson	05/08/2017	$5,000	$5,300	6.0%	05/08/2018	
Andreea Wilson	05/08/2017	$5,000	$5,300	6.0%	05/08/2018	
William Schworer	04/04/2018	$2,000	$0	10.0%	04/04/2019	
Andreea Wilson	05/14/2018	$4,000	$4,000	6.0%	05/14/2023	Yes
Andreea Wilson	06/24/2018	$4,000	$4,000	6.0%	06/24/2023	Yes
Andreea Wilson	07/24/2018	$4,000	$4,000	6.0%	07/24/2023	Yes
Andreea Wilson	09/05/2018	$4,000	$4,000	6.0%	09/05/2023	Yes
Andreea Wilson	12/18/2018	$5,000	$5,000	6.0%	12/18/2023	Yes
Andreea Wilson	02/06/2019	$5,000	$5,000	6.0%	02/06/2024	Yes
Andreea Wilson	04/01/2019	$5,000	$5,000	6.0%	04/01/2024	Yes
Andreea Wilson	04/01/2019	$5,000	$5,000	6.0%	04/01/2024	Yes
Andreea Wilson	07/09/2019	$10,000	$11,200	6.0%	07/09/2021	Yes

Related Party Transactions

Name	Andreea Wilson
Amount Invested	$50,000
Transaction type	Priced Round
Issued	05/09/2013
Relationship	CEO

Common Stock

Name	Andreea Wilson
Amount Invested	$10,000
Transaction type	Priced Round
Issued	06/01/2013
Relationship	CEO

Common Stock

Name	Andreea Wilson
Amount Invested	$950
Transaction type	Priced Round
Issued	11/12/2012
Relationship	CEO

Common Stock

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	05/08/2017
Outstanding principal plus interest	$5,300 as of 02/2020
Interest	5.0 per annum
Maturity	05/08/2018
Relationship	CEO

Paid off

Name	Andreea Wilson
Amount Invested	$10,000
Transaction type	Loan
Issued	07/09/2019
Outstanding principal plus interest	$11,200 as of 02/2020
Interest	6.0 per annum
Maturity	07/09/2021
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$5,000 as of 02/2020
Interest	6.0 per annum
Maturity	04/01/2024
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	06/24/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	06/24/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$10,000
Transaction type	Loan
Issued	01/01/2015
Outstanding principal plus interest	$10,750 as of 02/2020
Interest	1.5 per annum
Maturity	01/01/2021
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	12/18/2018
Outstanding principal plus interest	$5,000 as of 02/2020
Interest	6.0 per annum
Maturity	12/18/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	04/01/2019
Outstanding principal plus interest	$6,500 as of 02/2020
Interest	6.0 per annum
Maturity	04/01/2024
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	05/14/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	09/05/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	09/05/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	09/05/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$5,000
Transaction type	Loan
Issued	02/06/2019
Outstanding principal plus interest	$6,500 as of 02/2020
Interest	6.0 per annum
Maturity	02/06/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$4,000
Transaction type	Loan
Issued	07/24/2018
Outstanding principal plus interest	$5,200 as of 02/2020
Interest	6.0 per annum
Maturity	07/24/2023
Outstanding	Yes
Current with payments	Yes
Relationship	CEO

Name	Andreea Wilson
Amount Invested	$6,000
Transaction type	Loan
Issued	12/31/2014
Outstanding principal plus interest	$6,360 as of 02/2020
Interest	6.0 per annum
Maturity	12/31/2015
Current with payments	Yes
Relationship	CEO

Paid off

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	20,000,000	11,127,162	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	500,000

Risks

The information presented in this regulation crowdfunding offering may contain forward-looking statements that relate to future features, milestones, business goals and financial performance. These statements should be considered forward looking, not historical statements. Actual results may differ from those indicated by the forward looking statements

Our platform is built with both public data and user contributed data. User-generated data is more valuable. However, it is harder to acquire. Even though we have our own data curators, there is no guarantee that third parties will generate content or curate data on our platform.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our platform could be the target of cyberattacks, denial of service, vandalism, and other malicious attacks. While we have processes and security measures in place, there is no assurance that these malicious attacks will always be prevented.

Competitors could copy us and introduce competing features into their products, which could put pressure on our subscription prices or hinder our ability to attract a large number of users.

Privacy laws like GDPR, the "right to be forgotten" and others, might hinder our ability to maintain certain profiles or data on our platform if users ask for their data to be deleted

Like any social media platform that allows people to post content and communicate with each other, we have to closely monitor the content to identify issues like copyright infringement, hate speech, inappropriate content, etc. There is no guarantee that we will be able to identify and remove these violations 100% of the time.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[©];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

LIFOGRAPH, INC.

- Delaware Corporation
- Organized November 2012
- 3 employees

2375 De La Cruz Blvd.
Santa Clara CA 95050

https://www.lifograph.com

Business Description

Refer to the Lifograph profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Lifograph is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/lifograph/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*